TREND TECHNOLOGY CORPORATION

Suite 1020

510 Burrard Street

Vancouver, B.C.

V6C 3A8

August 15, 2005

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Ms. Maureen Bauer, Staff Accountant,

                   Division of Corporation Finance

Dear Ms. Bauer:

Re:  Trend Technology Corporation (the "Company")

        - Item 4.01 Form 8-K dated August 8, 2005

        - File No. 0-50978

        - Filed on August 9, 2005

Further to your comment letter dated August 11, 2005, the undersigned, on behalf of the Company, hereby acknowledges that

1.

the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings with the Securities and Exchange Commission

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking action with respect to the filing and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Trend Technology Corporation

Per:

/s/Gerald J. Shields

Gerald J. Shields,

C.E.O., President and Director